VIA EDGAR
July 29, 2009
Ta Tanisha Meadows
William H. Thompson
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20249
Re:	PetSmart, Inc. Form 10-K for the Fiscal Year Ended February 1, 2009 Filed March 26, 2009

Form 10-Q for Fiscal Quarter ended May 3, 2009 Filed May 29, 2009 File No. 0-21888
Ladies and Gentlemen:
On behalf of PetSmart, Inc. (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 23, 2009 (the “Staff Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended February 1, 2009, filed on March 26, 2009, and Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2009, filed on May 29, 2009.
The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.
Form 10-K for Fiscal Year Ended February 1, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Overview, page 25
1.	Please include a discussion of the opportunities, challenges and risks, such as those presented by known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition and operating performance, or result in your liquidity decreasing or increasing in any material way, as well as the actions you are taking to address those opportunities, challenges and risks. This discussion should provide a context and frame of reference to facilitate an understanding, from management’s perspective, of your results of operations, financial position and liquidity and future prospects discussed throughout your discussion and analysis of financial position and results of operations. Refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, and Item 303(a) of Regulation S-K.

Throughout Part I and Part II of our Form 10-K, we discuss the opportunities, challenges and risks facing the Company, as well as the actions we are taking to address those risks. Specifically, in Part I, Item 1, Business, we presently discuss (among other things) the principal competitive factors influencing our business, our assessment of how effectively we compete in our industry, and features of our business model (such as our pet services business) that provide us a competitive advantage. We also separately discuss specific risk factors affecting our business in Part I, Item 1A, Risk Factors, that could cause our actual financial results to differ materially from projected results, and note in the introduction paragraph to that section that current global economic conditions amplify many of these risks. In Part II, Item 7, Liquidity and Capital Resources, we discuss the increased volatility and disruption affecting the global capital and credit markets, but note that despite these events, we continue to have full access to our credit facility and the ability to generate cash flow from operations sufficient to meet our financing needs. We also specifically state in this section that we believe that our operating cash flow and cash on hand will be adequate to meet our operating, investing and financing needs in the foreseeable future.

Nonetheless, we acknowledge the Staff’s comments, and in future filings will expand our discussion in the “Overview” section of Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, to include a summary discussion of key challenges, opportunities and risks as described in Release No. 33-8350, and Item 303(a) of Regulation S-K. By way of example, as of February 1, 2009, the disclosure would have been presented as follows (in each of our responses, proposed changes from the text of our Form 10-K for the year ended February 1, 2009, is noted, if appropriate):
Overview
Based on our 2008 net sales of $5.1 billion, we are North America’s leading specialty provider of products, services and solutions for the lifetime needs of pets. As of February 1, 2009, we operated 1,112 stores, and we anticipate opening approximately 40 net new stores in 2009. Our stores carry a broad and deep selection of high-quality pet supplies at everyday low prices. We offer more than 10,500 distinct items, including nationally recognized brand names, as well as an extensive selection of private label brands across a range of product categories.

We complement our extensive product assortment with a wide selection of value-added pet services, including grooming, training, boarding and day camp. All our stores offer complete pet training services, and virtually all our stores feature pet styling salons that provide high-quality grooming services. Our PetsHotels provide boarding for dogs and cats, which includes 24-hour supervision, an on-call veterinarian, temperature controlled rooms and suites, daily specialty treats and play time, as well as day camp for dogs. As of February 1, 2009, we operated 142 PetsHotels, and we anticipate opening approximately 20 PetsHotels in 2009.
We make full-service veterinary care available through our strategic relationship with certain third-party operators. As of February 1, 2009, full-service veterinary hospitals were in 734 of our stores. MMIH operated 722 of the veterinary hospitals. The remaining 12 hospitals are operated by other third parties in Canada.
The principal challenges we face as a business are the highly competitive market in which we operate and the recent liquidity crisis in the macroeconomy. However, we believe we have a competitive advantage in our offering of pet services, a growing industry that we believe cannot easily be duplicated. Additionally, we have been able to generate cash flow from operations sufficient to meet our financing needs and continue to have access to our credit facility. As our cash flow from operations increases, we expect to continuously assess the economic environment and market conditions to guide our decisions regarding our uses of cash, including capital expenditures, investments, dividends and share repurchases.
Critical Accounting Policies and Estimates, page 26
2.	Please provide quantitative information for each of the critical accounting estimates you have identified to the extent necessary to give a reader greater insight into the quality and variability of information regarding results of operations. For example, since you identified reserves for closed stores, insurance liabilities and inventory valuation as critical accounting estimates, you should disclose the effects of those estimates and/or changes in those estimates on income for each year presented and whether the estimates are likely to change in the future. Also, when changes in estimates are reasonably likely to occur and would have a material effect, you should provide an analysis of their sensitivity to change. For example, if a change in loss experience of self-insurance programs would result in a material adjustment to your insurance reserves, you should disclose the impact that could result given the range of likely reasonable outcomes. Refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

In response to the Staff’s comment we will revise in future filings our Critical Accounting Policies and Estimates disclosure in Part II, Item 7 in our Annual Report on Form 10-K to include more insight as to the likelihood and materiality of any changes in our accounting estimates. As of February 1, 2009, the disclosure would have been presented as follows:

Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates for inventory valuation reserves, insurance liabilities and reserves, asset impairments, reserve for closed stores, reserves against deferred tax assets and uncertain tax positions. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates. We believe the following critical accounting policies reflect the more significant judgments and estimates we use in preparing our consolidated financial statements.
Inventory Valuation Reserves
We have established reserves for estimated inventory shrinkage between physical inventories. Distribution centers perform cycle counts encompassing all inventory items at least once every quarter. Stores perform physical inventories at least once a year, and between the physical inventories, stores perform counts on certain inventory items. Most of the stores do not perform physical inventories during the last quarter of the year due to the holiday season, but continue to perform counts on certain inventory items. As of the end of a reporting period, there will be stores with certain inventory items that have not been counted. For each reporting period presented, we estimate the inventory shrinkage based on a two-year historical trend analysis. Changes in shrink results or market conditions could cause actual results to vary from estimates used to establish the inventory reserves.
We also have reserves for estimated obsolescence and to reduce merchandise inventory to the lower of cost or market. We evaluate inventories for excess, obsolescence or other factors that may render inventories unmarketable at their historical cost. Factors included in determining obsolescence reserves include current and anticipated demand, customer preferences, age of merchandise, seasonal trends and decisions to discontinue certain products. If assumptions about future demand change or actual market conditions are less favorable than those projected by management, we may require additional reserves.
We have not made any material changes in the accounting methodology we use to establish our inventory valuation reserves during the past three fiscal years. We do not presently believe there is a reasonable likelihood of a material change in the accounting methodology and assumed factors used to create the estimates we use to calculate our inventory valuation reserves.
As of February 1, 2009, and February 3, 2008, we had inventory valuation reserves of $14.6 million and $13.3 million, respectively. Additionally, we believe that a 10% change in our inventory valuation reserves would not be material to our consolidated financial statements.
Asset Impairments
We review long-lived assets for impairment in accordance with Financial Accounting Standards Board, or “FASB,” Statement of Financial Accounting Standards, or “SFAS,” No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We conduct this review quarterly and whenever events or changes in circumstances indicate that the book value of such assets may not be recoverable.
We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not presently believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. There were no material asset impairments identified during 2008.
Reserve for Closed Stores
We continuously evaluate the performance of our stores and periodically close those that are under-performing. Closed stores are generally replaced by a new store in a nearby location. We establish reserves for future occupancy payments on closed stores in the period the store is closed, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” These costs are classified in operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. As of February 1, 2009, and February 3, 2008, our reserve for closed stores was $6.4 million and $6.2 million, respectively. We can make no assurances that additional charges for these stores will not be required based on the changing real estate environment.
We do not presently believe there is a reasonable likelihood of a material change in the future estimates or assumptions that we use to determine our reserve for closed stores, including cash flow projections and sublease assumptions. In any event, a 10% change in our closed store reserve would not have been material to our consolidated financial statements for the past three years.

Insurance Liabilities and Reserves
We maintain standard property and casualty insurance on all our properties and leasehold interests, product liability insurance that covers products and the sale of pets, self-insured health plans, employer’s professional liability, and workers’ compensation insurance. Property insurance covers approximately $2.1 billion in buildings and contents, including furniture and fixtures, leasehold improvements, and inventory. Under our casualty and workers’ compensation insurance policies as of February 1, 2009, we retained an initial risk of loss of $0.5 million per occurrence for general liability and $1.0 million per occurrence for workers’ compensation. We establish reserves for losses based on periodic actuarial estimates of the amount of loss inherent in that period’s claims, including losses for which claims have been incurred but not reported. Loss estimates rely on actuarial observations of ultimate loss experience for similar historical events and changes in such assumptions could result in an adjustment to the reserves. As of February 1, 2009, and February 3, 2008, we had approximately $92.5 million and $86.7 million, respectively, in reserves related to casualty, self-insured health plans, employer’s professional liability, and workers’ compensation insurance policies.
We have not made any material changes in the accounting methodology we use to establish our insurance reserves during the past three years. We do not presently believe there is a reasonable likelihood of a material change in the estimates or assumptions that we use to calculate our insurance reserves, including factors such as historical claims experience, demographic factors, severity factors and other valuations. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our insurance reserves would have affected net income by approximately $5.7 million in 2008.
Income Taxes
We establish deferred income tax assets and liabilities for temporary differences between the financial reporting bases and the income tax bases of our assets and liabilities at enacted tax rates expected to be in effect when such assets or liabilities are realized or settled. We record a valuation allowance on the deferred income tax assets to reduce the total to an amount we believe is more likely than not to be realized. Valuation allowances at February 1, 2009, and February 3, 2008, were principally to offset certain deferred income tax assets for net operating and capital loss carryforwards.
As of January 29, 2007, we adopted FASB Interpretation, or “FIN,” No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN No. 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.
We operate in multiple tax jurisdictions and could be subject to audit in any of these jurisdictions. These audits can involve complex issues that may require an extended period of time to resolve and may cover multiple years. To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective income tax rate in a given fiscal period could be materially affected. An unfavorable tax settlement would require use of our cash and would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution.
Although we believe that the judgments and estimates discussed herein are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material.
Results of Operations, page 28
3.	Please quantify in dollars, to the extent practicable, the impact of the factors contributing to changes in sales, gross profit and operating, general and administrative expenses for each year presented. For example, disclose:
•	Increases in sales due to the addition of new stores and PetsHotels, increases in comparable store sales and the extent to which changes in net sales are attributable to changes in prices and volume of products and services sold;

•	The impact of the recall of certain pet food products and reduced sales of equine products as a result of your decision to exit the product line;

•	Increases in store occupancy costs and warehouse and distribution costs attributable to new stores and PetsHotels and the impact of higher real property taxes and lower reimbursements from MMIH for vet clinic expenses; and

•	The impact of your cost savings initiatives, higher payroll and benefit costs and stock-based compensation, lower self insurance claims experience and changes in costs related to exiting the equine product line.
We acknowledge the Staff’s comments and in future filings will disclose the information, to the extent material and applicable, requested by the Staff. For the year ended, February 1, 2009, this disclosure would have been presented as follows:

Results of Operations
The following table presents the percent to net sales of certain items included in our Consolidated Statements of Operations and Comprehensive Income:

	Year Ended
	February 1,	February 3,	January 28,
	2009	2008	2007
	(52 weeks)	(53 weeks)	(52 weeks)
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	70.5	69.3	69.1

Gross profit	29.5	30.7	30.9
Operating, general and administrative expenses	22.2	23.2	23.3

Operating income	7.3	7.5	7.6
Gain on sale of investment	—	2.0	—
Interest income	0.0	0.1	0.2
Interest expense	(1.2)	(1.1)	(1.0)

Income before income tax expense and equity in income from investee	6.1	8.6	6.9
Income tax expense	(2.4)	(3.1)	(2.5)
Equity in income from investee	0.1	0.0	—

Net income	3.8%	5.5%	4.4%

2008 (52 weeks) compared to 2007 (53 weeks)
Net Sales
Net sales increased $392.6 million, or 8.4%, to $5.1 billion in 2008, compared to net sales of $4.7 billion in 2007. Excluding the impact of the 53rd week of sales in 2007, approximately 65% of the sales increase is ~~primarily~~ due to the addition of 104 net new stores since February 3, 2008, ~~partially offset by the 53rd week of sales in 2007~~ and 35% of the sales increase is due to a 3.8% increase in comparable store sales for 2008. The 53rd week in 2007 increased net sales by approximately $89.7 million. Our comparable store sales growth was 2.4% for 2007. The increase in our comparable sales growth rate was due to inflation and pricing strategies, partially offset by economic conditions and a slow down in consumer spending, primarily in our hardgoods category. As a percentage of total sales growth, increases in the number of transactions represented 47% of the total sales growth in 2008, compared to 66% in 2007, while an increase in the average sales per transaction represented 53% in 2008, compared to 34% in 2007.
Services sales, which are included in our net sales amount discussed above and include grooming, training, boarding and day camp, increased by 15.8%, or $71.8 million, to $526.7 million in 2008, compared to $454.9 million in 2007. The increase during 2008 was primarily due to continued strong demand for our grooming services, the addition of 104 net new stores, and 45 new PetsHotels, partially offset by the 53rd week in 2007, which increased services sales by $8.4 million.

Gross Profit
Gross profit decreased to 29.5% of net sales for 2008 from 30.7% for 2007.
In 2008, store occupancy costs increased ~~as a percentage of net sales, as w~~ 70 basis points primarily due to the growth in new stores. We opened 104 net new stores and 45 PetsHotels. The increase in store occupancy costs as a percentage of net sales is due to the addition of new stores in more expensive regions, as well as higher real property taxes and lower reimbursements from MMIH for vet clinic expenses.
Warehouse and distribution costs were flat as a percentage of net sales. We realized cost savings from increased productivity and efficiency across the distribution network due to our new replacement distribution centers in Newnan, Georgia and Reno, Nevada, offset by pressure from higher fuel prices during 2008 compared to 2007.
Services sales were essentially flat as a percentage of net sales. We also opened 45 PetsHotels in 2008 compared to 35 in 2007. PetsHotels have higher costs as a percentage of net sales in the first several years.
Merchandise margin decreased 40 basis points due to an increase of consumables merchandise sales relative to total net sales. Consumables merchandise sales typically generate a lower gross margin compared to hardgoods merchandise. Macroeconomic conditions, including a decrease in consumer spending, challenged our merchandise margins. As a result, we have experienced softness in our higher margin hardgoods merchandise sales.
Operating, General and Administrative Expenses
Operating, general and administrative expenses decreased as a percentage of net sales to 22.2% for 2008 from 23.2% for 2007, representing a 100 basis point improvement.
The decrease in operating, general and administrative expenses as a percentage of net sales was attributable to various cost savings initiatives, including a new store labor management process, combined with reduced professional fees, renegotiated maintenance and supply contracts, and lower insurance-related costs. These expense decreases were partially offset by higher payroll and benefit costs for additional headcount at our corporate headquarters, and higher stock-based compensation expense.

Interest Income
Interest income decreased to $0.6 million for 2008 compared to $6.8 million for 2007, as our investments were limited to short-term, highly liquid, money market funds. Cash available for short-term investments was lower during 2008 compared to 2007 primarily due to cash used to partially fund our accelerated share repurchase, or “ASR,” agreement, in August 2007, payments on the revolving line of credit, and the purchase of 2.3 million shares of our common stock for $50.0 million during 2008.
Interest Expense
Interest expense, which is primarily related to capital leases, increased to $59.3 million for 2008 compared to $51.5 million for 2007. The increase is primarily attributable to continued increases in capital lease obligations.
Income Tax Expense
In 2008, the $121.0 million income tax expense represents an effective tax rate of 38.9%, compared with 2007 income tax expense of $145.2 million, which represented an effective tax rate of 36.1%. The effective tax rate for 2007 includes a benefit from the use of capital loss carryforwards to reduce the tax on the gain from the sale of MMIH non-voting shares and benefits from the release of uncertain tax positions as a result of settlements with taxing authorities and from the expiration of the statute of limitations for certain tax positions. The effective tax rate is calculated by dividing our income tax expense, which includes the income tax expense related to our equity in income from investee, by income before income tax expense and equity in income from investee.
Equity in Income from Investee
Our equity in income from our investment in MMIH was $2.6 million and $1.7 million for 2008 and 2007, respectively.
2007 (53 weeks) compared to 2006 (52 weeks)
Net Sales
Net sales increased $438.8 million, or 10.4%, to $4.7 billion in 2007, compared to net sales of $4.2 billion in 2006. ~~The sales increase is primarily due to~~ Excluding the impact of the 53rd week of sales in 2007, approximately 75% of the sales increase is due to the addition of 100 net new stores since January 28, 2007, ~~the 53rd week of sales~~ and 25% of the sales increase is due to a 2.4% increase in comparable store sales for 2007. The 53rd week increased net sales by approximately $89.7 million. Our comparable store sales growth was 5.0% for

2006. The decrease in our comparable sales growth rate was due to economic conditions, a slow down in consumer spending and the impact of the recall of certain pet food products during the twenty-six weeks ended July 29, 2007, as well as reduced sales of equine products as a result of our decision to exit that product line. As a percentage of total sales growth, increases in the number of transactions represented 66% of the total sales growth in 2007, compared to 69% in 2006, while an increase in the average sales per transaction represented 34% in 2007 compared to 31% in 2006.
Services sales, which are included in our net sales amount discussed above and include grooming, training, boarding and day camp, increased by 22.0%, or $82.8 million, to $458.7 million. This increase was primarily due to continued strong demand for our grooming and training services, the addition of 35 new PetsHotels during 2007 and the 53rd week, which increased services sales by $8.4 million.
Gross Profit
Gross profit decreased to 30.7% of net sales for 2007 from 30.9% for 2006.
Fixed costs in cost of sales, including store occupancy costs and warehouse and distribution costs, increased approximately 80 basis points primarily due to growth in new stores, and the opening of a new distribution center.~~as a percentage of net sales.~~ In 2007, we opened 100 net new stores, 35 PetsHotels and a new distribution center and completed a portion of the store remodel projects. These investments increased the amount of rent and other occupancy costs and increased depreciation expense. These additional expenses coupled with a slower growth rate in net sales decreased our gross profit as a percentage of net sales.
Additionally, services sales increased as a percentage of net sales. Services sales generate lower gross margins than merchandise sales as we include service-related labor in cost of sales; however, services generate higher operating margins than merchandise sales. We also opened 35 PetsHotels in 2007 compared to 30 in 2006. PetsHotels have higher costs as a percentage of net sales in the first several years.
These decreases in the gross profit percentages were partially offset by a 65 basis point improvements in merchandise margins. Merchandise margins continued to benefit from pricing initiatives, partially offset by a change in product mix. Hardgoods sales, which generally have higher gross margins than consumable merchandise, grew at a slower rate than consumable sales.
In 2007, we entered into a new master operating agreement with MMIH that has an initial 15-year term and has resulted in higher license fees, representing a 20 basis point benefit to gross profit. We charge MMIH license fees for the space used by the veterinary hospitals and for their portion of utilities costs. We treat these amounts as a reduction of the retail stores’ occupancy costs, which are included as a component of cost of sales in the Consolidated Statement of Operations and Comprehensive Income. We also charge MMIH for its portion of specific operating expenses and treat the reimbursement as a reduction of the stores’ operating expense.
Operating, General and Administrative Expenses
Operating, general and administrative expenses decreased as a percentage of net sales to 23.2% for 2007 from 23.3% for 2006.
During 2007, we experienced lower expense for general liability and health insurance compared to 2006 due to lower average claims during the year. The improvements in claim activity resulted in a smaller increase in the actuarial assessments of our required reserves than in the prior year. In addition, bonus expense decreased in 2007.
We also recognized $6.0 million of gift card breakage income in 2007. Gift card breakage income is recognized based upon historical redemption patterns and represents the balance of gift cards for which we believe the likelihood of redemption by the customer is remote. During 2007, we obtained sufficient historical redemption data for our gift card program to make a reasonable estimate of the ultimate redemption patterns and breakage rate. 2007 was the first year in which we recognized gift card breakage income.
In addition, expenses decreased in our e-commerce business due to the exit of our equine product line. This business, which has higher operating expenses as a percentage of net sales, decreased as a percentage of total sales.
These expense decreases were offset by expenses incurred to exit our equine product line and by higher corporate payroll and other expenses. The expenses to exit the equine product line included accelerated depreciations of assets, severance and costs to remerchandise the equine sections of our stores. Corporate payroll and other expenses continues to increase as our revenue growth slowed.
Gain on Sale of Equity Investment and Equity in Income from Investee
During the thirteen weeks ended April 29, 2007, we sold a portion of our non-voting shares in MMIH resulting in a pre-tax gain of $95.4 million. In connection with this transaction, we also converted our remaining MMIH non-voting shares to voting shares. The increase in voting shares caused us to exceed the significant influence threshold as defined by GAAP, which required us to account for our investment in MMIH using the equity method of accounting instead of the previously applied cost method in accordance with APB No. 18.

Conversion to the equity method of accounting would typically require a restatement of prior years’ consolidated financial statements for the MMIH earnings. However, since the amounts are not material, we have not restated prior year financial statements.
Interest Income
Interest income decreased to $6.8 million for 2007 compared to $10.6 million for 2006, primarily due to lower average investments in auction rate securities during the year, partially due to our use of available cash to fund a portion of the ASR. As of February 3, 2008, we had no investments in auction rate securities.
Interest Expense
Interest expense, which is primarily related to capital leases, increased to $51.5 million for 2007 compared to $42.3 million for 2006. The increase is primarily attributable to continued increases in capital lease obligations and new bank borrowings during 2007 to fund a portion of the ASR.
Income Tax Expense
In 2007, the $145.2 million income tax expense represents an effective tax rate of 36.1%, compared with 2006 income tax expense of $105.0 million, which represents an effective tax rate of 36.2%. The effective tax rate is calculated by dividing our income tax expense, which includes the income tax expense related to our equity in income from investee, by income before income tax expense and equity in income from investee.
The effective tax rate for 2007 includes a benefit from the use of capital loss carryforwards to reduce the tax on the gain from the sale of MMIH non-voting shares and benefits from the release of uncertain tax positions as a result of settlements with taxing authorities and from the expiration of the statute of limitations for certain tax positions. The effective tax rate for 2006 includes the settlement of an audit with the Internal Revenue Service and tax benefits primarily due to the expiration of the statute of limitations for certain tax positions and additional federal and state tax credits.
Liquidity and Capital Resources, page 31
4.	Please revise your discussion of cash flow to cover the three-year period covered by the financial statements with a focus on the primary drivers of cash flows, the indicative value of historical cash flows and the underlying reasons for changes in cash flows for the years presented. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

We acknowledge the Staff’s comments and in future filings will expand our discussion of cash flows to include the three-year period covered by the consolidated financial statements. As of February 1, 2009, our discussion of cash flows would have been as follows:
Global capital and credit markets have recently experienced increased volatility and disruption. Despite this volatility and disruption, we have continued to have full access to our credit facility and to generate operating cash flow sufficient to meet our financing needs. We believe that our operating cash flow and cash on hand will be adequate to meet our operating, investing and financing needs in the foreseeable future. In addition, we also have access to our $350.0 million five-year revolving credit facility, although there can be no assurance that continued or increased volatility and disruption in the global capital and credit markets will not impair our ability to access these markets on commercially acceptable terms. As our cash flow from operations increases, we expect to continuously assess the economic environment and market conditions to guide our decisions regarding our uses of cash, including capital expenditures, investments, dividends and share repurchases.
We finance our operations, new store and PetsHotel growth, store remodels and other expenditures to support our growth initiatives primarily through cash generated by operating activities. Net cash provided by operating activities was $420.7 million for 2008, $332.7 million for 2007 and $289.3 million for 2006. Receipts from our sales come from cash, checks and third-party debit and credit cards, and therefore provide a significant source of liquidity. Cash is used in operating activities primarily to fund procurement of merchandise inventories and other assets, net of accounts payable and other accrued liabilities. Included in net cash provided by operating activities for 2008 were $27.1 million of tax benefits from the Economic Stimulus Act of 2008, which provided for an accelerated depreciation deduction for certain qualifying property. Other differences between 2008 and 2007 include an increase in the purchase of merchandise inventories, partially offset by an increase in both accounts payable and the purchases of prepaid expenses and other assets. The primary difference between 2007 and 2006 was a decrease in the purchase of merchandise inventories, partially offset by an increase in purchases of prepaid expenses and other assets.
Net cash used in investing activities was $235.2 million for 2008, $139.2 million for 2007 and $103.9 million for 2006. The net cash used in 2008 consisted primarily of capital expenditures. Capital expenditures consisted primarily of expenditures associated with opening or acquiring new stores, reformatting existing stores, expenditures associated with equipment and computer software in support of our system initiatives, PetsHotel construction costs, costs to expand our distribution network and other expenditures to support our growth plans and initiatives. The primary differences between 2008 and 2007 were cash received from the sale of MMIH stock during 2007, cash used to purchase the Canadian store locations during 2007, no purchases of short-term investments during 2008, and less cash used to purchase property and equipment during 2008. The primary differences between 2007 and 2006 were the purchase of 19 store locations in 2007, resulting in 18 new stores in Canada, a decrease in 2007 of our investments activity of short-term available for sale investments, and an increase in 2007 of our purchase of property and equipment.
Net cash used in financing activities was $113.8 million for 2008, $293.7 million for 2007 and $145.0 million for 2006. The net cash used in 2008 consisted primarily of the purchase of treasury stock, payments on capital lease obligations, a decrease in our bank overdraft, payments of cash dividends and net payments from common stock issued under equity incentive plans. These activities were partially offset by a net increase in our credit facility borrowings and proceeds from tax deductions in excess of the compensation cost recognized. The primary differences between 2008 and 2007 were lower purchases of treasury stock in 2008, lower proceeds from common stock issued under stock incentive plans, a smaller decrease in bank overdrafts, and lower tax deductions in excess of the compensation cost recognized. The primary difference between 2007 and 2006 was higher purchases of treasury stock in 2007.
Item 9A. Controls and Procedures, page 36
5.	We note your statement that your “CEO and CFO concluded that, as of February 1, 2009, [your] disclosure controls and procedures were (1) designed to ensure that material information relating to [you], including [your] consolidated subsidiaries, is made known to [your] CEO and CFO by others within the entities, particularly during the period in which this report was being presented and (2) effective, in that they provide reasonable assurance that information required to be discussed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” In future filings, please revise to reflect the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e) or simply state that your disclosure controls and procedures are effective at the reasonable assurance level. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had the conclusion included the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e)

We acknowledge the Staff’s comments and in future filings will revise our disclosure to reflect the definition of disclosure controls and procedures as defined by the Staff and Exchange Act Rule 13a-15(e). As of February 1, 2009, our disclosure would have stated the following:
As required by Rule 13a-15(b) under the Exchange Act, our management conducted an evaluation (under the supervision and with the participation of our CEO and our CFO) as of the end of the period covered by this report, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. In performing this evaluation, our CEO and CFO concluded that, as of February 1, 2009, our disclosure controls and procedures were ~~(1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our CEO and CFO by others within the entities, particularly during the period in which this report was being prepared and (2)~~ effective at the reasonable assurance level. , ~~in that they provide reasonable assurance that information required to be discussed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.~~
We confirm to the Staff that the conclusions disclosed in Item 9A. Controls and Procedures of our Annual Report on Form 10-K for the fiscal year ended February 1, 2009, would not have changed had the revised disclosure been provided.
Management’s Report on Internal Control Over Financial Reporting, page 37
6.	Please revise management’s conclusion regarding the effectiveness of your internal control over financial reporting to definitively state whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

In future Annual Reports on Form 10-K, we will revise our Management’s Report on Internal Control Over Financial Reporting to provide a definitive statement regarding whether or not internal control over financial reporting is effective. For the fiscal year ended February 1, 2009, this disclosure would have been presented as follows:
We assessed the effectiveness of our internal control over financial reporting as of February 1, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment, ~~we believe that~~ we maintained effective internal control over financial reporting as of February 1, 2009.
Signatures, page 40
7.	The report must also be signed by your controller or principal accounting officer. Refer to general instruction D(2)(a) of Form 10-K. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please tell us whether your chief financial officer also serves as your controller or principal accounting officer. If so, please indicate each capacity in which your chief financial officer signs the report in future filings. Otherwise, please file an amendment to include the signature of your controller or principal accounting officer.

Our Chief Financial Officer, Lawrence P. Molloy, serves as both our principal financial officer and our principal accounting officer. In future filings we will indicate that Mr. Molloy is signing our Annual Reports on Form 10-K in both capacities.
Item 8. Financial Statements and supplementary data
Consolidated Statements of Stockholders’ Equity, page F-5
8.	Please show us how to reconcile net tax benefits from tax deductions in excess of compensation cost recognized to the amounts disclosed in the statements of cash flows for each year presented or tell us what the difference represents. In addition, please show us how to reconcile issuance of common stock under stock incentive plans for the most recent year to the amount disclosed in the statements of cash flows.

Please see the reconciliation of the net tax benefits from tax deductions in excess of compensation cost recognized per the Consolidated Statements of Stockholders’ Equity to the amounts disclosed in the Consolidated Statements of Cash Flow shown below.

FY 2008
Net tax benefits from tax deductions in excess of the compensation cost recognized — Consolidated Statement of Stockholders’ Equity (a)	1,978,000

Total shortages for tax benefits	1,237,000

Net tax benefits from tax deductions in excess of the compensation cost recognized — Consolidated Statement of Cash Flows (b)	3,215,000

FY 2007
Net tax benefits from tax deductions in excess of the compensation cost recognized — Consolidated Statement of Stockholders’ Equity (a)	9,921,000

Total shortages for tax benefits	794,000

Net tax benefits from tax deductions in excess of the compensation cost recognized — Consolidated Statement of Cash Flows (b)	10,715,000

FY 2006
Net tax benefits from tax deductions in excess of the compensation cost recognized — Consolidated Statement of Stockholders’ Equity (a)	5,989,000

Total shortages for tax benefits	2,233,000

Net tax benefits from tax deductions in excess of the compensation cost recognized — Consolidated Statement of Cash Flows (b)	8,222,000

(a)	Includes both excess tax benefits and shortages realized from awards that were exercised by employees during the period

(b)	Includes only the gross excess tax benefits realized from awards that were exercised by employees during the period

We respectfully advise the Staff that SFAS 123 (R), “Share-based Compensation,” amended SFAS 95, “Statement of Cash Flows,” to require that excess tax benefits from stock-based compensation cost be classified as cash inflow from financing activities. Further, the amount shown in the financing section of the statement of cash flows should equal the sum of the gross excess tax benefits that the company realized during the period, even though the shortfalls are netted against the pool of excess tax benefits for income statement purposes. As such, the presentation on the Consolidated Statements of Cash Flows conforms to the amended guidance, giving rise to the difference between the Consolidated Statements of Stockholders’ Equity.

The difference between the issuance of common stock under our stock incentive plans on the Consolidated Statement of Equity and the net proceeds from common stock traded under our stock incentive plans on the Consolidated Statement of Cash Flows for fiscal year 2008 is due to a change in the presentation of the minimum statutory tax withholding requirements through net settlement for restricted shares that vested during the year as noted in the reconciliation below.

FY 2008
Issuance of common stock under stock incentive plans -	14,108,000
Consoldiated Statement of Stockholders’ Equity
Minimum statutory withholding requirements (taxes for restricted share vestings)	(2,026,000)

Net proceeds from common stock traded under stock incentive plans -	12,082,000

Consolidated Statement of Cash Flows
Previously, the repurchase of shares, through net settlement, was reflected as a non-cash item in the cash flows from operating activities. However, upon further review of SFAS 123(R), we determined that the gross issuance of shares and the repurchase of shares needed to satisfy the minimum statutory tax withholding requirements should be accounted for as two transactions within the financing section of the Consolidated Statement of Cash Flows. We have always presented the gross issuance of shares as a financing activity, but beginning in fiscal 2008, the repurchase of shares through net settlement is now classified as a financing cash outflow. The financing cash outflow related to the net settlement was netted against the gross issuance of shares in the Consolidated Statement of Cash Flows for 2008 as it was not deemed material to be shown as a separate item. Further, reclassifying the amounts from prior periods was not deemed material to the Consolidated Financial Statements.
Notes to Consolidated Financial Statements, page F-7
Note 1 — The Company and its Significant Accounting Policies, page F-7
Segment Reporting, page F-8

9.	Please disclose revenues from external customers for each group of similar products and services and information about geographic areas based on the financial information used to produce your general purpose financial statements. If providing the information is impracticable, please disclose that fact. Refer to paragraphs 37 and 38 of SFAS 131.

As disclosed in Note 1 — The Company and its Significant Accounting Policies to the Consolidated Financial Statements, we have one reportable operating segment. In accordance with Rule 503 of Regulation S-X, net merchandise sales and cost of sales and net services sales and cost of sales are stated separately on the Consolidated Statement of Operations, due to the fact that net services sales exceeds the 10% of total net sales threshold. Disclosure of this information also satisfies the disclosure requirement of paragraph 37 of SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” regarding information about revenues from external customers for groups of similar products and services. Based on how we manage our business, it is impractical to disclose net sales beyond merchandise and services. We do maintain revenue information about geographic areas, which include the United States and Canada, and have disclosed this information in Part I, Item 1, Business, Financial Information by Business Segment and Geographic Data. However, in accordance with paragraph 38 of SFAS 131, in future filings we will expand the “Segment Reporting” disclosure to include revenues information about geographic areas. As of February 1, 2009, the disclosure would have been as follows:
Segment Reporting
The Financial Accounting Standards Board, or “FASB,” Statement of Financial Accounting Standards, or “SFAS,” No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, we manage our business on the basis of one reportable operating segment.
Net sales in the United States were $4.9 billion, $4.5 billion and $4.1 billion for 2008, 2007 and 2006, respectively. Net sales in Canada, denominated in United States dollars, were $217.6 million, $188.6 million and $133.0 million for 2008, 2007 and 2006, respectively. Substantially all our long-lived assets are located in the United States.
Vendor Rebates and Cooperative Advertising Incentives, page F-8
10.	We note that you disclose total advertising expenses, net of cooperative income. Since SOP 93-7 requires disclosure of the total amount charged to advertising for each income statement presented, we believe you should disclose the amount of vendor cooperative advertising incentives recognized as a reduction to operating, general and administrative expenses for each year presented. Please do so or tell us why you believe disclosure of cooperative income is not required or would not be meaningful to investors.

In response to the Staff’s comment we will revise in future filings our “Advertising” disclosure in Note 1 — The Company and its Significant Accounting Policies of our Annual Report on Form 10-K to include the amount of vendor cooperative advertising incentives recognized as a reduction to operating, general and administrative expenses for each year presented per the disclosure requirements noted in paragraph 49c of SOP 93-7. As of February 1, 2009, the disclosure would have been presented as follows:
We charge advertising costs to expense as incurred, except for direct response advertising, which is capitalized and amortized over its expected period of future benefit. Advertising costs are classified within operating, general and administrative expenses. Total advertising expenditures, net of cooperative income and including direct response advertising, were $79.5 million, $85.8 million and $86.3 million for 2008, 2007 and 2006, respectively. Vendor cooperative income reduced total advertising expense by $11.0 million, $10.3 million and $10.4 million for 2008, 2007 and 2006, respectively. Direct response advertising consists primarily of product catalogs. The capitalized costs of the direct response advertising were amortized over the six-month to one-year period following the mailing of the respective catalog, and were not material as of February 1, 2009, and February 3, 2009. In 2007, we exited our equine product line, including the equine catalog, and had no catalog operations since that time.
Insurance Liabilities and Reserves, page F-9
11.	We note that your loss estimates rely on actuarial observations of ultimate loss experience for similar historical events. Please tell us the nature and extent of the actuary’s involvement in determining the amounts of your insurance reserves and whether you rely on the actuary as an expert in determining the amounts of your insurance reserves. Please provide detailed information regarding your particular facts and circumstances.

We assume full responsibility for determining the amounts of our insurance reserves. In doing so, management took into consideration reports prepared by the independent third party actuary. The independent third party actuary was not acting as an expert as defined in the Securities Act of 1933.
Revenue Recognition, page F-11
12.	Please tell us the method you use to determine the estimated amount of gift card breakage and whether breakage is recognized over a period of time, and the time period, or at the end of a specified period, and the number of years in the period. In addition, tell us whether your gift cards have an expiration date and whether you are subject to state escheatment laws. Finally, since breakage represents an adjustment of sales prices or another source of operating income, tell us your rationale for classifying breakage as a reduction of operating, general and administrative expenses.

As suggested in Pamela Schlosser’s December 5, 2005 “Remarks Before the 2005 AICPA National Conference on Current SEC and PCAOB Developments,” we recognize breakage for unused gift card amounts in proportion to actual gift card redemption. The estimated values of gift cards expected to go unused are recognized over the period of performance, that is, as the remaining gift card values are redeemed, or 2 years.

Our gift cards do not have an expiration date. An immaterial amount of the cards are subject to state escheat laws, which is not included in the amount of breakage recognized.

Finally, we believe that since gift card breakage cannot be directly attributable to a product or service, it is better classified as other income and classified within operating, general and administrative expenses. Further, while we believe the amount is immaterial to our consolidated financial statements, we disclose the amount of breakage recognized and where it is included in the Consolidated Statement of Operations.

In future filings we will expand our “Revenue Recognition” disclosure in Note 1 — The Company and its Significant Accounting Policies of our annual report on form 10-K. As of February 1, 2009, the disclosure would have been presented as follows:
We record deferred revenue for the sale of gift cards and recognize this revenue in net sales when cards are redeemed. Gift card breakage income is recognized over 2 years based upon historical redemption patterns and represents the balance of gift cards for which we believe the likelihood of redemption by the customer is remote. During 2007, we obtained sufficient historical redemption data for our gift card program to make a reasonable estimate of the ultimate redemption patterns and breakage rate. Accordingly, we recognized $6.0 million of gift card breakage income in 2007, which includes the gift card breakage income related to gift cards sold since the inception of the gift card program in 2000. During 2008, we recognized $2.0 million of gift card breakage income. Gift card breakage is recorded monthly and is included in the Consolidated Statements of Operations and Comprehensive Income as a reduction in operating, general and administrative expenses.

Foreign Currency Translation, page F-12
13.	Please disclose the aggregate transaction gain or loss for each year presented. Refer to paragraph 30 of SFAS 52.

In response to the Staff’s comment we will revise in future filings our “Foreign Currency Translation and Transactions” disclosure in Note 1 — The Company and its Significant Accounting Policies of our Annual Report on Form 10-K to include the aggregate transaction gain or loss included in net income for each year presented. As of February 1, 2009, the disclosure would have been presented as follows:
The local currency has been used as the functional currency in Canada. We translate assets and liabilities denominated in foreign currency into United States dollars at the current rate of exchange at year-end, and translate revenues and expenses at the average exchange rate during the year. Translation gains and losses are included as a separate component of other comprehensive income, and transaction gains and losses are included in net income. The transaction (gain)/loss included in net income was $(1.2) million, $3.4 million and $(0.7) million for 2008, 2007 and 2006, respectively.
Note 3 — Investments, page F-14
14.	Please tell us your rationale for classifying license fee revenue and utilities and other cost reimbursements related to in-store veterinary operations provided by MMIH as a reduction of store operating expenses as opposed to revenue in light of the guidance in SAB Topic 8:A and EITF 01-14.

We have historically classified the cost reimbursements from MMIH, which are contractually governed, as a reduction of store operating expenses because the amount was at zero margin and immaterial to net sales. The amount in any year presented was less than 1% of net sales. In addition, an adjustment to net sales to conform to SAB Topic 8:A and EITF 01-14 would have resulted in immaterial year-over-year changes in net sales of less than 0.25% in any year presented, with no impact on margin.

In response to the Staff’s comment, in future filings we will reflect MMIH cost reimbursements as a component of services net sales on a prospective basis in conformity with SAB Topic 8:A and EITF 01-14 and revise our disclosure in Note 3 — Investments of our Annual Report on Form 10-K. As a percentage of total net sales, the amounts are less than 10%, and as such, need not be separately disclosed in accordance with Rule 503 of Regulation S-X. As of February 1, 2009, the disclosure would have been presented as follows:
In June 2007, we entered into a new master operating agreement with MMIH that has an initial 15-year term and is retroactive to February 2007. We charge MMIH license fees for the space used by the veterinary hospitals and for their portion of utilities costs. We treat these amounts as a ~~reduction of the retail stores’~~

~~occupancy costs, which are included as a component of costs of sales~~ component of services net sales in the Consolidated Statements of Operations and Comprehensive Income. We also charge MMIH for its portion of specific operating expenses and treat the reimbursement as a ~~reduction of the stores’ operating expense~~ component of services net sales.
15.	Please disclose the amount of profits from sales of therapeutic pet foods you share with MMIH for each year. Refer to the disclosure requirements of SFAS 57.

We respectfully advise the Staff the amount of profit we derive from sales of therapeutic pet foods shared with MMIH is not material as a percentage of our gross profit in any of the periods presented and is therefore pursuant to paragraph 2 of SFAS 57 “Related Party Transactions” not required to be disclosed. We also advise the Staff that the net sales of such products is also not material as a percentage of our net sales in any of the periods presented.
Note 5 — Reserve for Closed Stores, page F-16
16.	Please separately disclose costs incurred during the period and adjustments to the liability with an explanation of the reasons for the adjustments. Refer to paragraph 20.b. of SFAS 146.

We acknowledge the Staff’s comments and in future filings will disclose in Note 5 — Reserve for Closed Stores in the footnote to the Consolidated Financial Statements of our Annual Report on Form 10-K the costs and adjustments as described by the Staff in paragraph 20.b. of SFAS 146. As of February 1, 2009, the disclosure would have been presented as follows:

The activity related to the reserve for closed stores was as follows (in thousands):

	Year Ended
	February 1,	February 3,	January 28,
	2009	2008	2007
	(52 weeks)	(53 weeks)	(52 weeks)

Opening balance	$6,157	$7,689	$9,604
Reserve for new store closures	3,132	2,546	4,758

Changes in subtenant assumptions	1,734	1,379	(275)

Other	(304)	1,068	(207)

Charges, net	4,562	4,993	4,276
Payments	(4,337)	(6,525)	(6,191)

Ending balance	$6,382	$6,157	$7,689

We record ~~a~~ charges for new closures and adjustments related to changes in subtenant assumptions and other occupancy payments in operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

We made payments of approximately $0.6 million, $3.2 million and $1.8 million in 2008, 2007 and 2006, respectively, for the buyout of previously reserved lease obligations.
Note 11 — Financing Arrangements and Lease Obligations, page F-21
Operating and Capital Leases, page F-22
17.	Please disclose the amount of sublease income netted against reported rent expense for each year presented. Refer to paragraph 16.c. of SFAS 13.

We acknowledge the Staff’s comments and in future filings will include disclosure in the “Operating and Capital Leases” section of Note 11 — Financing Arrangements and Lease Obligations when the amounts are deemed to be material. For each of the three years presented in the Form 10-K for fiscal year ended February 1, 2009, the amount of sublease income was immaterial to the consolidated financial statements, and therefore not disclosed.
Note 12 — Litigation, page F-23
18.	Please disclose whether you accrued a loss in regard to the Langton case or give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Provide similar disclosure regarding the pet food recall cases. Refer to paragraphs 9 and 10 of SFAS 5.

We have not presently accrued any contingent liability amount for the Langton case. At this time, it is not possible to reasonably predict the possible outcome of the matter, including whether any loss arising from the matter is probable or reasonably possible. We also have not accrued any contingent liability amount for the pet food recall cases. We do not believe the resolution of those cases will result in any loss amounts requiring an accrual under SFAS 5.

We will modify in future filings our disclosure in Note 12 — Litigation accordingly.
Note 15 — Stock-Based Compensation, page F-27
19.	Please show us how to reconcile the amount of stock-based compensation related to restricted stock to the amounts disclosed in the consolidated statements of stockholders’ equity for each year presented.

The reconciliation between the stock-based compensation expense related to restricted stock as reported in Note 15 — Stock-Based Compensation, and the issuance of restricted stock and compensation cost, net of award reacquisitions and adjustments, reported in the Consolidated Statements of Stockholder’s Equity is shown below.

FY 2008
Restricted Stock Expense as presented in Note 15	14,227,000
Less: Shares repurchased through net settlement to cover the minimum statutory withholding requirement	(2,026,000)
Plus: Restricted stock expense reclassified to an affiliated entity	4,000

Issuance of restricted stock and compensation cost, net of award reacquisitions and adjustments per the Consolidated Statement of Stockholders’ Equity	12,205,000

FY 2007
Restricted Stock Expense as presented in Note 15	13,196,000
Less: Shares repurchased through net settlement to cover the minimum statutory withholding requirement	(5,284,000)
Plus: Restricted stock expense reclassified to an affiliated entity	14,000

Issuance of restricted stock and compensation cost, net of award reacquisitions and adjustments per the Consolidated Statement of Stockholders’ Equity	7,926,000

FY 2006
Restricted Stock Expense as presented in Note 15	9,384,000
Plus: Restricted stock expense reclassified to an affiliated entity	32,000

Issuance of restricted stock and compensation cost, net of award reacquisitions and adjustments per the Consolidated Statement of Stockholders’ Equity	9,416,000

In accordance with SFAS No. 123(R), the shares repurchased through net settlement reduce the compensation expense reported in equity as the shares were withheld to cover the minimum statutory withholding requirements. Fiscal 2006 was the first year that restricted stock vested and was not material.

Additionally, offsetting the shares repurchased through net settlement in equity is the expense related to restricted stock awards granted to employees of the Company who provide services to a separate legal entity (that is also a private not-for-profit organization) pursuant to a services agreement. Restricted stock awards have been granted to such employees based upon approval by the Board of Directors. The expense for these awards is reflected in the Consolidated Statement of Stockholders’ Equity, but not in the Consolidated Statements of Operations and Comprehensive Income as the expense is billed to the not-for-profit entity for reimbursement.

Schedule II — Valuation and Qualifying Accounts, page A-2
20.	Please provide the information required by Rule 12-09 of Regulation S-X regarding your allowance for doubtful accounts receivable and estimated sales returns or tell us why the disclosures are not required. Please note that valuation reserves as to which additions, deductions and balances are not individually significant may be grouped in one total and in such case additions and deductions need not be given. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Schedule II — Valuation and Qualifying Accounts in the Form 10-K for the fiscal year ended February 1, 2009 does not include balances, additions or deductions for allowance for doubtful accounts receivable and estimated sales returns as such amounts are immaterial. Appendix A, Section I: Balance Sheet Format and Classifications of the “SEC Accounting Disclosure Rules and Practices Official Text,” notes that the disclosures specified by the rules and standards are not required to be provided unless they would be material to an investor.

As the balance and activity related to the allowance for doubtful accounts receivables and sales returns is considered immaterial to the consolidated financial statements as a whole, we also believe that these amounts are not material to an investor. Therefore, these items have been omitted from Schedule II. If the allowance for doubtful accounts receivable and sales returns becomes material during a future fiscal year, we will disclose these amounts appropriately on Schedule II.
Form 10-Q for Fiscal Quarter Ended May 3, 2009
21.	Please address the above comments as applicable in future filings.

We acknowledge the Staff’s comments and will apply the above comments to all of our future filings as applicable, including our Form 10-Q for the quarter ended August 2, 2009.
* * *
PetSmart further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff continents do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (623) 587-2700 with any questions or further comments regarding our responses to the Staff’s comments.
PETSMART, INC.

/S/ J. Dale Brunk
J. Dale Brunk
Vice President, Deputy General Counsel and
Assistant Secretary